

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Bjarne Bergheim
President and Chief Executive Officer
Sonendo, Inc.
26061 Merit Circle, Suite 102
Laguna Hills, CA 92653

      Re: Sonendo, Inc.
          Registration Statement on Form S-3
          Filed March 8, 2023
          File No. 333-270366

Dear Bjarne Bergheim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Wendy Grasso